Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Six Months Ended June 30, 2009 and 2008

(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Basic - assumes no dilution:

Net income	$18,604	$4,542	$32,035	$18,798
Weighted average number of common shares outstanding during the period	39,172	40,116	39,168	40,586

Net income per share – basic	$0.48	$0.11	$0.82	$0.46

Diluted - assumes full dilution:

Net income	$18,604	$4,542	$32,035	$18,798

Weighted average number of common shares outstanding during the period	39,172	40,116	39,168	40,586
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	79	32	46	43
Common stock units related to Deferred Equity Compensation Plan for Directors	220	237	220	237
Common stock units related to Deferred Compensation Plan for Employees	193	222	193	222
Restricted common stock units related to Incentive Compensation Plan	868	618	868	618

Total common and common equivalent shares adjusted to calculate diluted earnings per share	40,532	41,225	40,495	41,706

Net income per share – diluted	$0.46	$0.11	$0.79	$0.45